EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2004
	Shares	Earnings Per Share
Basic Weighted Average Shares Outstanding	532,088	3.29
Diluted	566,204	3.10
Average Shares Outstanding	532,088	3.29
Common Stock Equivalents	34,116	0.19

	Year Ended December 31, 2003
Basic Weighted Average Shares Outstanding	532,088	$1.74
Diluted	563,908	$1.64
Average Shares Outstanding	532,088	$1.74
Common Stock Equivalents	31,820	$0.10